SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.   )*

Curis, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

231269309

(CUSIP Number)

October 30, 2024

 (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*       The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 231269309	13G	Page 2 of 5 Pages

1.	NAMES OF REPORTING PERSONS

Thomas A. Satterfield, Jr.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)	☐
(b)	☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

137,930

6.	SHARED VOTING POWER

552,502

7.	SOLE DISPOSITIVE POWER

137,930

8.	SHARED DISPOSITIVE POWER

552,502

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

690,432

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

8.05%*

12.	TYPE OF REPORTING PERSON

IN

*	Based on (i) 5,978,945 shares of common stock of the issuer outstanding as of July 25, 2024, as reported by the issuer on its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2024 and (ii) the issuer’s subsequent sale of 2,398,414 shares of common stock, as reported by the issuer in its Current Report on Form 8-K filed on October 29, 2024. This assumes the exercise of the 198,216 warrants beneficially owned by the Reporting Person.

CUSIP No. 231269309	13G	Page 3 of 5 Pages

SCHEDULE 13G

Item 1.

(a)	Name of Issuer:

Curis, Inc.

(b)	Address of Issuer's Principal Executive Offices:

128 Spring Street

Building C – Suite 500

Lexington, MA 02421

Item 2.

(a)	Name of Person Filing:

Thomas A. Satterfield, Jr.

(b)	Address of Principal Business Office or, if none, Residence:

Thomas A. Satterfield, Jr.

15 Colley Cove Drive

Gulf Breeze, Florida 32561

(c)	Citizenship:

Incorporated by reference from Item 4 of the Cover Page.

(d)	Title of Class of Securities:

Incorporated by reference from the Cover Page.

(e)	CUSIP Number:

Incorporated by reference from the Cover Page.

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or §§ 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

Item 4.	Ownership.

(a)	Amount beneficially owned:

Incorporated by reference from Item 9 of the Cover Page.

(b)	Percent of class:

Incorporated by reference from Item 11 of the Cover Page.

CUSIP No. 231269309	13G	Page 4 of 5 Pages

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

Incorporated by reference from Item 5 of the Cover Page.

(ii)	Shared power to vote or to direct the vote

Incorporated by reference from Item 6 of the Cover Page.

(iii)	Sole power to dispose or to direct the disposition of

Incorporated by reference from Item 7 of the Cover Page.

(iv)	Shared power to dispose or to direct the disposition of

Incorporated by reference from Item 8 of the Cover Page.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

With respect to the beneficial ownership report for Thomas A. Satterfield, Jr., 94,465 shares of Common Stock and 59,465 shares of Common Stock issuable upon exercise of Warrants are held by Tomsat Investment & Trading Co., Inc, a corporation wholly owned by Mr. Satterfield and of which he serves as President; 199,286 shares of Common Stock and 79,286 shares of Common Stock issuable upon exercise of Warrants are held by A.G. Family L.P., a partnership managed by a general partner controlled by Mr. Satterfield; and 120,000 shares are held by Caldwell Mill Opportunity Fund, LLC which fund is managed by an entity of which Mr. Satterfield owns a 50% interest and serves as Chief Investment Manager.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. 231269309	13G	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 1, 2024
Date

/s/ Thomas A. Satterfield, Jr.
Thomas A. Satterfield, Jr.